J. Matt Simmons, Jr. Vice President and Controller Tel. 610.774.3552 Fax 610.774.5087 jmsimmonsjr@pplweb.com	PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/
May 23, 2008

Mr. William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PPL Electric Utilities Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-905

Dear Mr. Thompson:

In response to your letter dated May 9, 2008, regarding the referenced filings, PPL Electric Utilities Corporation (PPL Electric) is providing the following information to address your comments.  Each of your comments has been reprinted in bold type and is followed by the response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8.  Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

1.	In future filings please disclose the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.

As disclosed in Note 8 to the Consolidated Financial Statements contained in the 2007 Form 10-K, the ability of PPL Electric to make dividend payments on its equity securities may be restricted under certain of its organizational documents or agreements in certain circumstances.  At December 31, 2007, PPL Electric was in compliance with all such provisions that may restrict the payment of dividends.  Additionally, PPL Electric and its subsidiaries are subject to applicable general state corporate law that limit payment of dividends.  At December 31, 2007, such state law restrictions did not restrict payment of dividends from retained earnings or net income.  In future filings, PPL Electric will disclose whether it is in compliance with the provisions that may restrict dividend payments and the amount of retained earnings or net income, if any, that is so restricted.

Exhibit 12(c)

2.
In future filings please revise your presentation of earnings to comply with Instruction 1(C) of Item 503(d) of Regulation S-K.  For example, the computation should begin with pretax income from continuing operations and include each of the additions and subtractions set forth in the instruction to the extent applicable.

In future filings, PPL Electric agrees to revise the presentation of Exhibit 12 in accordance with Instruction 1(C) of Item 503(d) of Regulation S-K, including revising the "earnings" calculation to begin with "Pre-tax income from continuing operations."

Form 10-Q for Quarterly Period Ended March 31, 2008

Exhibits 31(e) and 31(f)

3.
We note that the introduction to paragraph 4 of the certifications of the certifying individuals does not include the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as required by Item 601(b)(31) of Regulation S-K.  Please revise.  An abbreviated amendment is permitted that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

PPL Electric will submit an abbreviated amendment to Form 10-Q for the quarterly period ended March 31, 2008 to include the additional language as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as required by Item 601(b)(31) of Regulation S-K as noted below.

"4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:"

Future filings will reflect this additional language.

PPL Electric understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff's comments, or changes to disclosures in response to staff's comments, do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPL Electric believes that the foregoing responds adequately to your comments.  If you have any questions or need further clarification, please call me at (610) 774-3552.

Sincerely,

/s/ J. Matt Simmons, Jr.
J. Matt Simmons, Jr.
Vice President and Controller
PPL Electric Utilities Corporation